ASML 2022 Second-Quarter Veldhoven, the Netherlands July 20, 2022 ASML reports €5.4 billion net sales and €1.4 billion net income in Q2 Supply chain constraints drive more fast shipments; expected 2022 sales growth around 10%

Page 2July 20, 2022 • Investor key messages • Business summary • Outlook • Financial statements Agenda

Page 3July 20, 2022 Investor key messages

Page 4July 20, 2022 Investor key messages • Global megatrends in the electronics industry, supported by a highly profitable and fiercely innovative ecosystem, are expected to continue to fuel growth across the semiconductor market • Growth in semiconductor end markets and increasing lithography intensity are driving demand for our products and services • We plan to ship a record number of systems in 2022 but supply chain constrains result in delayed starts and drive more fast shipments • ASML’s comprehensive product portfolio is aligned with our customers’ roadmaps, delivering cost effective solutions in support of all applications from leading edge to mature nodes • Based on different market scenarios as presented during our Investor Day in September 2021, we presented an opportunity to reach annual revenue in 2025 between approximately €24 billion and €30 billion, with a gross margin between approximately 54% and 56% • As presented at our Investor Day in September 2021 we see significant growth opportunities beyond 2025 and we expect our systems and Installed Base Management1 could provide an annual revenue growth rate of around 11% for the period 2020-20302 • ASML and its supply chain partners are actively adding and improving capacity to meet current and future customer demand. Based on market developments we are looking at feasibility of further increasing our capacity beyond what we presented during our September 2021 Investor Day • In light of the demand and our plans to increase capacity, we expect to revisit our scenarios for 2025 and growth opportunities beyond, which we plan to communicate during our Investor Day on 11 November 2022 • We are continuously striving to improve our performance on ESG Sustainability KPIs and are upgrading our ESG Sustainability strategy to accelerate progress • We expect to continue to return significant amounts of cash to our shareholders through a combination of growing dividends and share buybacks 1 Installed Base Management equals our net service and field option sales, 2 based on third party research and our assumptions

Page 5July 20, 2022 Business summary

Page 6July 20, 2022 1 Installed Base Management equals our net service and field option sales 2 Income from operations as a percentage of Total net sales 3 Our systems net bookings include all system sales orders for which written authorizations have been accepted. Q2 results summary • Net sales of €5.4 billion, net systems sales of €4.1 billion, Installed Base Management1 sales of €1.3 billion • Gross margin of 49.1% • Operating margin2 of 30.4% • Net income as a percentage of net sales of 26.0% • Earnings per share (basic) of €3.54 • Record quarterly net bookings3 of €8.5 billion, including €5.4 billion of EUV 0.33 NA systems and EUV 0.55 NA systems

Page 7July 20, 2022 1st NXT:870 shipped: extending productivity to new levels Provides >330 wph capability and <7.5nm Matched Machine Overlay

Page 8July 20, 2022 Memory 50% Logic 50% Technology EUV 48% ArFi 33% ArF Dry 4% KrF 10% I-line 1% Metrology & Inspection 4% Net system sales breakdown (Quarterly) End-Use Memory 29% Logic 71% USA 6% South Korea 29% Taiwan 22% China 34% Japan 7% Rest of Asia 1% EMEA 1% Sales in lithography units 12 21 8 38 12 EUV ArFi ArFdry KrF I-Line 3 18 6 26 9 EUV ArFi ArFdry KrF I-Line Q2’22 total system sales €4,141 million Q1’22 total system sales €2,287 million EUV 26% ArFi 47% ArF Dry 6% KrF 12% I-line 2% Metrology & Inspection 7% Region (ship to location) USA 10% South Korea 33% Taiwan 41% China 10% Japan 3% Rest of Asia 1% EMEA 2%

Page 9July 20, 2022 Logic Memory Installed Base Management1 1 Installed Base Management equals our net service and field option sales Total net sales € million by End-use N et S al es 10,944 11,820 13,979 18,611 8,965 4,545 2,430 2,924 4,064 2,354 3,714 6,566 7,393 9,589 4,074 2,685 2,824 3,662 4,958 2,537 2018 2019 2020 2021 2022 YTD 0 5,000 10,000 15,000 20,000

Page 10July 20, 2022 Litho systems bookings activity by End-use Q2’22 total system value €8,461 million Q1’22 total system value €6,977 million Memory 40% Logic 60% Memory 34% Logic 66% Lithography systems New Used Units 137 2 Lithography systems New Used Units 154 9 Our systems net bookings include all system sales orders for which written authorizations have been accepted.

Page 11July 20, 2022 • In Q2, ASML paid a final dividend of €3.70 per ordinary share. Together with the interim dividend paid in 2021, this resulted in a total dividend for 2021 of €5.50 per ordinary share • ASML will start to distribute dividends quarterly. The first quarterly interim dividend over 2022 will be €1.37 per ordinary share and will be made payable on 12 August 2022 • In Q2 2022 we repurchased around 2.3 million shares for a total amount of around €1.2 billion • Total shares bought under the 2021-2023 program until end of Q2 is around 12.4 million shares for a total amount of around €7.9 billion € bi lli on Capital return (cumulative) up to 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 YTD — 5.0 10.0 15.0 20.0 25.0 30.0 A nn ua liz ed d iv id en d (€ ) Dividend 1.37 0.61 0.70 1.05 1.20 1.40 2.10 2.40 2.75 5.50 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 0.0 1.0 2.0 3.0 4.0 5.0 6.0 Capital return to shareholders Share buyback Dividend paid The final dividend for a year is paid in the subsequent year Total dividend Interim dividend

Page 12July 20, 2022 Outlook

Page 13July 20, 2022 Outlook Q3 • Net sales between €5.1 billion and €5.4 billion, ◦ including, Installed Base Management1 sales of around €1.4 billion • Net delayed revenue recognition of around €1.1 billion into subsequent quarters due to fast shipments • Gross margin between 49% and 50% • R&D costs of around €810 million • SG&A costs of around €235 million 2022 • Supply chain constraints drive more fast shipments; expected 2022 sales growth around 10% and gross margin between 49% and 50% • Estimated annualized effective tax rate between 15% and 16% 1 Installed Base Management equals our net service and field option sales

Page 14July 20, 2022 Financial Statements

Page 15July 20, 2022 Consolidated statements of operations € million Quarter on Quarter Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 Net sales 4,020 5,241 4,986 3,534 5,431 Gross profit 2,045 2,711 2,701 1,731 2,665 Gross margin % 50.9 51.7 54.2 49.0 49.1 Other income 1 — — 214 — — R&D costs (634) (609) (681) (739) (789) SG&A costs (172) (183) (203) (208) (222) Income from operations 1,239 1,919 2,031 784 1,653 Operating income as a % of net sales 30.8 36.6 40.7 22.2 30.4 Net income 1,038 1,740 1,774 695 1,411 Net income as a % of net sales 25.8 33.2 35.6 19.7 26.0 Earnings per share (basic) € 2.52 4.27 4.39 1.73 3.54 Earnings per share (diluted) € 2.52 4.26 4.38 1.73 3.54 Lithography systems sold (units) 2 72 79 82 62 91 Net bookings 3 8,271 6,179 7,050 6,977 8,461 1 Other income includes the gain on the sale of Berliner Glas subsidiaries. 2 Lithography systems do not include metrology and inspection systems. 3 Our systems net bookings include all system sales orders for which written authorizations have been accepted. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 16July 20, 2022 Consolidated statements of cash flows € million Quarter on Quarter Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 Cash and cash equivalents, beginning of period 3,244 5,187 4,319 6,952 4,324 Net cash provided by (used in) operating activities 3,569 1,802 6,417 (586) 2,553 Net cash provided by (used in) investing activities 991 (280) (476) (12) (144) Net cash provided by (used in) financing activities (2,613) (2,392) (3,327) (2,030) (2,638) Effect of changes in exchange rates on cash (4) 2 19 — 1 Net increase (decrease) in cash and cash equivalents 1,943 (868) 2,633 (2,628) (228) Cash and cash equivalents, end of period 5,187 4,319 6,952 4,324 4,096 Short-term investments 187 137 638 399 306 Cash and cash equivalents and short-term investments 5,374 4,456 7,590 4,723 4,402 Purchases of property, plant and equipment and intangible assets (247) (205) (291) (252) (238) Free cash flow 1 3,322 1,597 6,126 (838) 2,315 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 17July 20, 2022 Consolidated balance sheets € million Quarter on Quarter Assets Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 Cash & cash equivalents and short-term investments 5,374 4,456 7,590 4,723 4,402 Net accounts receivable and finance receivables 4,426 4,708 4,597 4,954 6,610 Contract assets 179 272 165 371 270 Inventories, net 5,086 4,944 5,179 6,074 6,367 Other assets and Held for sale assets 2,088 2,268 2,010 2,402 2,406 Tax assets 1,319 1,276 1,141 1,953 1,899 Equity method investments 865 963 893 940 961 Goodwill 4,556 4,556 4,556 4,556 4,556 Other intangible assets 988 964 952 923 896 Property, plant and equipment 2,609 2,730 2,983 3,159 3,358 Right-of-use assets 326 161 165 177 188 Total assets 27,816 27,298 30,231 30,232 31,913 Liabilities and shareholders' equity Current liabilities 8,754 9,163 12,298 13,613 14,637 Non-current liabilities 6,969 6,633 7,792 7,809 9,627 Shareholders' equity 12,093 11,502 10,141 8,810 7,649 Total liabilities and shareholders' equity 27,816 27,298 30,231 30,232 31,913 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 18July 20, 2022 This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, supply chain constraints, outlook and expected financial results, including bookings, expected net sales, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate, full year 2022 expectations including expected revenue growth, gross margin and shipments including expectations of increasing fast shipments and impact on revenue and gross margin, statements made at our 2021 Investor Day including revenue and gross margin opportunity for 2025 and growth opportunities beyond 2025, expected annual revenue growth rate for the period of 2020-2030, and our plan to revisit the expectations presented at the 2021 Investor Day, estimates of revenue to be recognized in periods after shipment, including value of fast shipments in 2022 leading to revenue recognition in 2023, expected shipments, plans and strategies, including plans to increase capacity, customer demand and plans to meet increasing demand, expected impact of inflation, statements with respect to dividends and share buybacks and financial policy including statements with respect to the 2021-2023 share buyback program, including the amount of shares intended to be repurchased under the program, intention to pay dividends quarterly, aim to improve ESG sustainability KPI's and other non-historical statements. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the impact of inflation, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, supply chain capacity and constraints and logistics and constraints on our ability to produce systems to meet demand, trends in the semi-conductor industry, the impact of inflation, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Forward looking statements